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                            September 3, 2020

       Stephen Orr
       Executive Chairman and Chief Executive Officer
       Sunshine Silver Mining & Refining Corporation
       1660 Lincoln Street
       Suite 2750
       Denver, CO 80264

                                                        Re: Sunshine Silver
Mining & Refining Corporation
                                                            Amendment No. 10 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
11, 2020
                                                            CIK No. 0001517006

       Dear Mr. Orr:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 10 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is
incorporated into your document. These consents should concur with the summary of the
information in the report disclosed, and agree to being named as an expert in your
registration statement. Refer to Item 1302(b)(4)(i) of Regulation S-K.
 Stephen Orr
FirstName LastNameStephen   Orr Corporation
Sunshine Silver Mining & Refining
Comapany 3,
September NameSunshine
             2020        Silver Mining & Refining Corporation
September
Page 2    3, 2020 Page 2
FirstName LastName
Our Company, page 1

2. Please add to your disclosure your production for the period Jan 1, 2020 to June 30, 2020.
         Please include the processed tonnage, ore grades, metallurgical recoveries, concentrate tonnages and assays. See Item 1303(b)(2)(i) of Regulation S-K.
3. We note your statement that 568,184 tonnes of mineral reserves have been mined since
         September 2019 through June 30, 2020. Please disclose a reconciliation of your mined tonnage and grades from your production reports to your modeled reserve depletion for this time period. See Item 1304 (e) of Regulation S-K.
Our Company, page 3

4. We note you report your resources as inclusive of reserves. Please revise you filing and report your resources exclusive of your reserves. In addition please disclose the effects dilution, mining recovery, and production depletion have in regards to your measured resources and proven reserve tabulations. See Item 1303(b)(3)(ii) of Regulation S-K.
Mineable Reserve Estimate, page 9

5. We note your proven reserves exceed your measured resource quantities, please revise your report to discuss/explain the effects of dilution, mining recovery, and production depletion on the variance between your proven reserves and measured resources. See definitions of proven reserves and measured resources in Item 1300 of Regulation S-K.
Corporate Information and Reorganization, page 21

6. We note that prior to the closing of the offering you will distribute all of your equity interests in SOP Corporation which currently holds all of the assets of the Sunshine
         Mining Complex. Please tell us how you considered the guidance in Rule 11-01(a)(4) of
         Regulation S-X in presenting pro forma financial statements that comply with the provisions of Rule 11-02 of Regulation S-X for this distribution.
Risk Factors
Risks Related to This Offering and Our Common Stock
Your Amended and Restated Certificate of Incorporation will provide..., page 48

7. We note your disclosure in this risk factor as well as under "Choice of Forum" on page
         141 that your amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please also disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
 Stephen Orr
FirstName LastNameStephen   Orr Corporation
Sunshine Silver Mining & Refining
Comapany 3,
September NameSunshine
             2020        Silver Mining & Refining Corporation
September
Page 3    3, 2020 Page 3
FirstName LastName
Use of Proceeds, page 52

8. We note your revised use of proceeds, which appears in part will be used to fund "near-
         term debt service needs." If any material amount of proceeds is used to discharge indebtedness, please provide the disclosure required by Item 504 of Regulation S-K and
         Instruction 4 thereof. We note your disclosure at page 35 regarding your debt service obligations.
Sales Agreements, page 95

9.       Please provide copies of your current smelter contracts. See Item
601(b)(10) of
         Regulation S-K.
Los Gatos Joint Venture
Combined Financial Statements
2. Significant Accounting Policies
Mine Development, page F-34

10. You disclose that you capitalized costs associated with the development of the Los Gatos mine after establishing reserves in January 2017 through the date you achieved production on September 1, 2019. However you also disclose that you continued to capitalize these costs after you entered the production stage. Please clarify the nature of the costs capitalized during the production stage and your basis for capitalization. Please also tell us the amounts that you capitalized while in the production stage for the year ended
         December 31, 2019 and the most recent interim period.
8. Related-Party Transactions , page F-39

11. Your disclosure at footnote 1 indicates that a portion of the zinc concentrate produced by the LGJV is sold to Dowa, a principal owner of the joint venture. Please provide related party disclosure that complies with ASC 850-10-50 with regard to these sales or tell us why you believe this disclosure is not necessary.
Exhibit 96.1 (A-11) Mineable Reserve Estimate, page A-7

12. We note your proven reserves exceed your measured resource quantities, please revise your report to discuss/explain the effects of dilution, mining recovery, and production depletion on the variance between your proven reserves and measured resources. See definitions of proven reserves and measured resources in Item 1300 of Regulation S-K.
 Stephen Orr
Sunshine Silver Mining & Refining Corporation
September 3, 2020
Page 4
Exhibit 96.1 (A-11) Economic Analysis, page A-15

13. Please provide supplementally, an excel copy of your cash flow analysis with the effective date of July 1, 2020 prepared for the Los Gatos mine property. You may ask to have this information returned by making a written request at the time it is furnished, as provided in
      Rule 418(b) of Regulation C. Please contact our Mining Engineer, George
K. Schuler, at
      (202) 551-3718 to arrange for the submission of the information outlined above.
Exhibit 96.1 (A-11) Reliance on Other Experts, page A-20

14. We note your disclaimer regarding title opinions. Please remove all disclaimers from your technical report. See Item 1302(b)(6)(ii) of Regulation S-K.
Exhibit 96.1 (A-11) Geological Setting and Mineralization, page A-32

15. Please insert at least one stratigraphic column and one cross-section of the local geology to meet the requirements of Item 601(b)(96)(iii)(b)(6)(iii) of Regulation S-K.
Exhibit 96.1 (A-11) Mineral Resource Estimates, page A-110

16. Please revise your report to disclose your resources exclusive of reserves. See Item
      601(b)(96)(iii)(b)(11)(ii) of Regulation S-K.
Exhibit 96.1 (A-11) Market Studies and Contracts, page A-229

17. Please modify your report and disclose the dates your consensus long term price estimates were prepared by each individual analysist.
       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George
K. Schuler,
Mining Engineer, at (202) 551-3718 for engineering related questions. Please Kevin Dougherty,
Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at
(202) 551-
3642 with any other questions.



                                                            Sincerely,
FirstName LastNameStephen Orr
                                                    Division of Corporation
Finance
Comapany NameSunshine Silver Mining & Refining Corporation
                                                    Office of Energy &
Transportation
September 3, 2020 Page 4
cc:       Richard D. Truesdell, Jr.
FirstName LastName